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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                (Amendment No. 5)
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                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                    Commonwealth Telephone Enterprises, Inc.
                                (Name of Issuer)

                  Common Stock              Class B Common Stock
                  $1.00 Par Value           $1.00 Par Value

                        (Title of Classes of Securities)
             -------------------------------------------------------

                    126504208                    126504109

                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                         Eldorado Equity Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                           Broomfield, Colorado 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  April 2, 2002
             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]


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

                                 SCHEDULE 13D/A

---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Level 3 Delaware Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1572756
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,741,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   22.15% of Common Stock
                   49.54% of Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------

---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Eldorado Equity Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Pending
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]


                   N/A
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- --------------------------------------------------------------------------
--------------------------------------------- ---------- --------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              4,741,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- --------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,741,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ --------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                         [ ]
------------- ------------------------------------------------------------------------------------------------------------ --------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   22.15% of Common Stock
                   49.54% of Class B Common Stock
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ---------------------------------------------------------------------------------------------------------------------

     This Amendment No. 5 to Schedule 13D amends the Schedule 13D dated April 19, 2001 of Level 3 Delaware Holdings, Inc., as amended by Amendment No. 1 dated May 4, 2001, Amendment No. 2 dated February 7, 2002, Amendment No. 3 dated March 8, 2002 and Amendment No. 4 dated March 26, 2002 (the "Schedule 13D"). The amended Schedule 13D is filed to report the completion of the sale by Eldorado Equity Holdings, Inc. of 4,898,000 shares of Common Stock (as defined in the
Schedule 13D) in an underwritten public offering pursuant to an underwriting agreement among Eldorado Equity Holdings, Inc., Level 3 Communications, Inc., the Company (as defined in the Schedule 13D), and Morgan Stanley & Co. Incorporated as representative of the several underwriters.

     Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning assigned to each term in the Schedule 13D.

Item 4.  Purpose of Transaction.

     The second paragraph of Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

     On February 8, 2002, the Company filed a registration statement on Form S-3 (SEC File No. 333-82366) (the "S-3 Registration Statement") with respect to the sale by Eldorado in an underwritten public offering of up to 3,162,500 shares of Common Stock (including 412,500 shares of Common Stock subject to the underwriters' over-allotment option) as a result of the exercise of certain demand registration rights described below. On March 8, 2002, the Company filed an amendment to the S-3 Registration Statement to increase the number of shares to be sold by Eldorado in an underwritten public offering to up to 4,025,000 shares of Common Stock (including 525,000 shares of Common Stock subject to the underwriters' over-allotment option). On March 26, 2002, Eldorado, LTC, the Company and Morgan Stanley & Co. Incorporated, as representative of the several underwriters, entered into an underwriting agreement (the "Underwriting Agreement") pursuant to which Eldorado agreed to sell 4,260,000 shares of Common Stock to the underwriters and has granted the underwriters an over-allotment option with respect to an additional 638,000 shares of Common Stock. On March 27, 2002, the Company filed a registration statement on Form S-3 pursuant to Rule 462(b) of the Securities Act to increase the number of shares to be sold by Eldorado in an underwritten public offering to up to 4,898,000 shares of Common Stock (including 638,000 shares of Common Stock subject to the underwriters' over-allotment option). Pursuant to the terms of the Underwriting Agreement, the price at which the Common Stock initially will be sold to the public will be $36.00 per share, and Eldorado received proceeds (before expenses payable by Eldorado) from the sale of the Common Stock in the public offering of $34.02 per share. On April 2, 2002, Eldorado completed the sale to the Underwriters of a total of 4,898,000 shares of Common Stock, which includes the exercise in full by the underwriters of the over-allotment option granted to them pursuant to the terms of the Underwriting Agreement. The completion of this transaction is consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company.

Item 5.  Interest in Securities of the Company.

Item 5 (a), (b), (c) and (d) of the Schedule 13D is amended and restated to read in their entirety as follows:

(a) and (b) After giving effect to its sale of shares of Common Stock under the Underwriting Agreement, Eldorado holds 4,741,326 shares of Common Stock, representing approximately 22.15% of the outstanding Common Stock, and Eldorado holds 1,017,061 shares of Class B Common Stock representing approximately 49.54% of the outstanding Class B Common Stock (together, the "Company Shares") based on the number of shares reported as outstanding by the Company as of March 15, 2002 in the S-3 Registration Statement. Through its ownership of Eldorado, LTDH may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

Eldorado shares with LDTH the power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through its indirect ownership of Eldorado, Level 3 Communications, Inc. may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

James Q. Crowe is the beneficial owner of 21,629 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock.[1] Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

William L. Grewcock is the beneficial owner of 10,000 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock. Mr. Grewcock has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

Richard R. Jaros is the beneficial owner of 9,886 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock.[2] Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

Walter Scott, Jr. is the beneficial owner of 115,062 shares of Common Stock directly by him, representing approximately .54% of the outstanding Common Stock.[3] Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

All information in this item 5(a) and (b) as to the number of shares outstanding or the percentage of shares held are based on the number of shares reported outstanding by the Company as of March 15, 2002 in the S-3 Registration Statement.

Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

(On February 8, 2002, the Company filed a registration statement on Form S-3 (SEC File No. 333-82366) (the "S-3 Registration Statement") with respect to the sale by Eldorado in an underwritten public offering of up to 3,162,500 shares of Common Stock (including 412,500 shares of Common Stock subject to the underwriters' over-allotment option) as a result of the exercise of certain demand registration rights described below. On March 8, 2002, the Company filed an amendment to the S-3 Registration Statement to increase the number of shares to be sold by Eldorado in an underwritten public offering to up to 4,025,000 shares of Common Stock (including 525,000 shares of Common Stock subject to the underwriters' over-allotment option). On March 26, 2002, Eldorado, LTC, the Company and Morgan Stanley & Co. Incorporated, as representative of the several underwriters, entered into an underwriting agreement (the "Underwriting Agreement") pursuant to which Eldorado agreed to sell 4,260,000 shares of Common Stock to the underwriters and has granted the underwriters an over-allotment option with respect to an additional 638,000 shares of Common Stock. On March 27, 2002, the Company filed a registration statement on Form S-3 pursuant to Rule 462(b) of the Securities Act to increase the number of shares to be sold by Eldorado in an underwritten public offering to up to 4,898,000 shares of Common Stock (including 638,000 shares of Common Stock subject to the underwriters' over-allotment option). Pursuant to the terms of the Underwriting Agreement, the price at which the Common Stock initially will be sold to the public will be $36.00 per share, and Eldorado received proceeds (before expenses payable by Eldorado) from the sale of the Common Stock in the public offering of $34.02 per share. On April 2, 2002, Eldorado completed the sale to the Underwriters of a total of 4,898,000 shares of Common Stock, which includes the exercise in full by the underwriters of the over-allotment option granted to them pursuant to the terms of the Underwriting Agreement. The completion of this transaction is consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company.

     Except as described above, no transactions in the Common Stock or Class B Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.


-------------

     (1) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after March 15, 2002. None of these options has been exercised.
     (2) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after March 15, 2002. None of these options has been exercised.
     (3) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after March 15, 2002. None of these options has been exercised.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2002

LEVEL 3 DELAWARE HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President

ELDORADO EQUITY  HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President